EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CRAFT BREW ALLIANCE ANNOUNCES ACCELERATED 9% DEPLETIONS GROWTH FOR KONA IN THE THIRD QUARTER AND HIGHLIGHTS SUCCESSFUL EXPANSION OF PORTFOLIO WITH ACQUISITION OF THREE REGIONAL CRAFT BRANDS

Building on strong year-to-date financial performance, CBA tightens guidance and updates SG&A spend

Portland, Ore. (Nov. 7, 2018) - Craft Brew Alliance, Inc. (“CBA”) (Nasdaq: BREW), a leading craft brewing company, today announced financial results for the third quarter and year-to-date ended September 30, 2018. Third quarter results include 9% depletions growth for Kona, as well as continued progress leveraging our improved business fundamentals to develop a strong portfolio for tomorrow as evidenced by the recently announced acquisitions of our three regional partner brands, Appalachian Mountain Brewery, Cisco Brewers, and Wynwood Brewing Co.

As a result of strong year-to-date financial performance in line with management’s expectations, including accelerated depletions growth for Kona, a 200-basis-point expansion in gross margin, and a $0.15 increase in EPS, we are tightening full-year guidance and updating our selling, general & administrative (SG&A) expense and income tax rate. We now anticipate higher SG&A spend to reflect incremental marketing programs to fuel Kona’s momentum and ongoing innovation initiatives, as well as costs related to our partner acquisitions.

Accelerating Kona’s Growth in the Third Quarter
Kona delivered robust 9% depletions growth in the third quarter, after growing 7% in the second quarter and 3% in the first quarter, improving the year-to-date trend to a 7% increase in depletions. Kona’s momentum was driven by flagship Big Wave Golden Ale, which grew total depletions by 30% in the third quarter, and is particularly remarkable amidst increased headwinds in today’s fast-changing market. Successful testing of incremental marketing programming in key mainland markets, including Florida, also drove Kona’s accelerated performance in the third quarter.

Reshaping our Portfolio for Tomorrow
As part of our Kona Plus strategy to support Kona with strong regional brands in key markets, we took steps to round out our portfolio, culminating with the October 10, 2018 announcement that we are acquiring our three partner brands, Appalachian Mountain Brewery, Cisco Brewers, and Wynwood Brewing Co. Year-to-date, these brands have achieved a combined 18% increase in depletions over the same period last year. Looking forward, we plan to increase investment behind these brands to further bolster their contribution and overall value to CBA.

Unlocking Kona’s Potential in Brazil with Local Production and Marketing
Building on a successful 18-month ecommerce pilot with Ambev in Brazil, we committed to a comprehensive business plan to grow Kona in the world’s third largest beer market with an initial focus in Rio de Janeiro. The plan includes dedicated local commercial resources and increased marketing, as well as local production of Kona to ensure reliability of supply, freshness of beer, and improved sustainability throughout the value chain. With this plan, Rio will become the lead market in Brazil, serving as a template for future international markets.

Investing in the Future through Innovation
In the third quarter, we continued to invest in exploring new opportunities for future topline growth through our ongoing consumer research projects with the Yale Center for Consumer Insights and global consultancy Prophet, as well as our test-and-learn beverage initiative called the pH Experiment. While the research projects are ongoing, our initial learnings continue to broaden our view of today’s changing consumer landscape and inform potential evolution of our business model and portfolio in 2019 and beyond.

Craft Brew Reports Third Quarter Results

Third quarter and year-to-date 2018 financial highlights:

•	Third quarter net sales decreased by 6.6% to $52.9 million, primarily driven by lower shipment volume compared to the third quarter in 2017.

◦
Year-to-date net sales increased slightly to $162.2 million due to improvements in pricing, alternating proprietorship fees, and lower excise tax rates. The increase was partially offset by lower mainland brewpub sales and the absence of a one-time $1.7 million contract brewing shortfall fee that occurred in the first part of 2017.

•
Third quarter total CBA depletions decreased by 1%, improving the year-to-date trend to a decrease of 2% compared to the same period a year ago. The decrease in total depletions for the third quarter and year-to-date primarily reflects declines in Widmer Brothers and Redhook, offset by continued accelerated growth for Kona.

◦	Third quarter depletions for portfolio cornerstone Kona grew 9% compared to the third quarter in 2017, driving an improved 7% depletions increase year-to-date, over the same period a year ago.

•	Third quarter shipments decreased by 5.8% and increased slightly by 0.2% year-to-date.

◦	The evolution in year-to-date shipments was anticipated and reflects our supply chain team’s continued work to better align shipments with depletions while maintaining optimal inventory levels.

•
Third quarter gross profit decreased by 14% to $16.7 million, while year-to-date gross profit increased by 7%, to $53.9 million, over the comparable periods last year. The year-to-date increase was primarily driven by improved revenue rates and cost of goods sold per barrel, partially offset by decreases in brewpub performance.

◦
Beer gross margin was 34.8% in the third quarter, a decrease of 330 basis points compared to the third quarter in 2017, primarily due to lower fixed cost absorption as a result of lower shipment volumes. Gross margin for the quarter was also negatively impacted by a change in mix of shipments from more profitable owned brands to less profitable alternating proprietorship and contract brewing volume. These factors were partially offset by a reduction in beer loss and the removal of fixed costs associated with the closure of our Woodinville facility.

▪
Year-to-date beer gross margin was 36.8%, an expansion of 220 basis points over the comparable 2017 period, primarily reflecting an increase in net sales and a reduction in cost of goods sold due to increased shipments out of Fort Collins and improved brewery operations, including the elimination of Woodinville as a fixed cost, partially off-set by an increase in contract shipments and higher fuel costs.

◦
Total CBA gross margin was 31.6% in the third quarter, a decrease of 260 basis points, compared to the third quarter in 2017. The third quarter gross margin decrease reflects higher cost of goods sold due to lower fixed cost absorption from lower shipment volumes, and lower brewpub gross margins as a result of lower sales in our mainland brewpubs.

▪	Year-to-date gross margin was 33.2%, an increase of 200 basis points over the comparable nine-month period in 2017, reflecting improved beer gross margins, offset by lower brewpub gross margins.

•
Third quarter SG&A was $16.7 million, a slight increase over the third quarter of 2017, primarily reflecting increased creative and media investments and initial legal and transaction costs related to our partner acquisitions, partially offset by a decrease in administrative costs.

◦	Year-to-date SG&A was $47.3 million, essentially flat compared to the same period last year, as we actively reallocated funds away from general and administrative towards market-facing initiatives.

•	Diluted net income per share was $0.00 for the third quarter, a decrease of $0.09 compared to the third quarter in 2017.

◦	Year to date, diluted net income per share was $0.24, an increase of $0.15 over the same period last year.

“We accomplished a lot in the third quarter - from continuing to accelerate Kona, to bringing our partner acquisitions to the finish line, to maintaining close control of our operations - and I’m proud of our team for their continued focus on achieving these milestones,” said Andy Thomas, chief executive officer, CBA. “While our third quarter results were largely in line with our expectations, they nevertheless reflect the increasing costs and challenges of competing in today’s crowded market.”

Craft Brew Reports Third Quarter Results

Tightened Year-End Financial Guidance
Based on our solid year-to-date performance, we are updating and tightening our guidance as follows:

•	Total depletions and shipments ranging between a decline of 1% and an increase of 1%, reflecting continued progress in harmonizing our supply chain.

•	Average price increases of 2% to 3%, reflecting improvements in revenue management and lower federal excise taxes.

•
Total gross margin rate of 33.0% to 34.0%, reflecting increases in net revenue per barrel, continued improvements in brewery operations, lower fixed overhead, and ongoing efforts to stabilize pub operations.

•	SG&A expense ranging from $62 million to $63 million, as we continue to reinvest cost savings into our brands and expand our consumer and trade marketing programming.

•
Capital expenditures of $16 million to $17 million. Due to variability in the timing of certain significant progress payments related to construction of the new 100,000-barrel Kona brewery, there could be a shift of up to $6 million from this year into 2019.

•
Effective tax rate of 25.5%, a decrease of 250 basis points from the previously communicated tax rate guidance, primarily as a result of the IRS’s clarification that certain business expenses continue to qualify for a 50% deduction for income tax purposes.

Forward-Looking Statements
Statements made in this press release that state the Company’s or management’s intentions, hopes, beliefs, expectations or predictions for the future, including depletions, shipments and sales growth, price increases, and gross margin rate improvement, the level and effect of SG&A expense and business development, anticipated capital spending, our effective income tax rate, and the benefits or improvements to be realized from strategic initiatives and capital projects, are forward-looking statements. It is important to note that the Company’s actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company’s SEC filings, including, but not limited to, the Company’s report on Form 10-K for the year ended December 31, 2017. Copies of these documents may be found on the Company’s website, www.craftbrew.com, or obtained by contacting the Company or the SEC.

About Craft Brew Alliance
CBA is an independent craft brewing company that brews, brands, and brings to market world-class American craft beers.

Our distinctive portfolio combines the power of Kona Brewing Company, a dynamic, fast-growing national craft beer brand, with strong regional breweries and innovative lifestyle brands Appalachian Mountain Brewery, Cisco Brewers, Omission Brewing Co., Redhook Brewery, Square Mile Cider Co., Widmer Brothers Brewing, and Wynwood Brewing Co. CBA nurtures the growth and development of its brands in today’s increasingly competitive beer market through our state-of-the-art brewing and distribution capability, integrated sales and marketing infrastructure, and strong focus on partnerships, local community and sustainability.

Formed in 2008, CBA is headquartered in Portland, Oregon and operates breweries and brewpubs across the U.S. CBA beers are available in all 50 U.S. states and 30 different countries around the world. For more information about CBA and our brands, please visit www.craftbrew.com.

Contact: Jenny McLean Director of Communications Craft Brew Alliance, Inc. (503) 331-7248 jenny.mclean@craftbrew.com

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Operations
(Dollars and shares in thousands, except per share amounts)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Sales	$55,639	$60,040	$170,977	$171,010
Less excise taxes	2,750	3,402	8,778	9,520
Net sales	52,889	56,638	162,199	161,490
Cost of sales	36,190	37,254	108,302	111,108
Gross profit	16,699	19,384	53,897	50,382
As percentage of net sales	31.6%	34.2%	33.2%	31.2%
Selling, general and administrative expenses	16,712	16,328	47,317	47,357
Operating income (loss)	(13)	3,056	6,580	3,025
Interest expense	(107)	(179)	(348)	(533)
Other income (expense), net	(13)	(59)	42	(46)
Income (loss) before income taxes	(133)	2,818	6,274	2,446
Income tax provision (benefit)	(194)	1,067	1,600	758
Net income	$61	$1,751	$4,674	$1,688

Basic and diluted net income per share	$—	$0.09	$0.24	$0.09
Weighted average shares outstanding:
Basic	19,370	19,296	19,338	19,278
Diluted	19,545	19,443	19,525	19,401
Total shipments (in barrels):
Core Brands	186,800	205,200	566,100	572,600
Contract Brewing	9,000	2,700	21,300	13,700
Total shipments	195,800	207,900	587,400	586,300
Change in depletions (1)	(1)%	(2)%	(2)%	(1)%

(1)	Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Craft Brew Alliance, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	September 30,
	2018	2017
Current assets:
Cash, cash equivalents and restricted cash	$12,156	$405
Accounts receivable, net	28,460	28,894
Inventory, net	17,271	17,659
Assets held for sale	—	23,462
Other current assets	1,275	1,372
Total current assets	59,162	71,792
Property, equipment and leasehold improvements, net	104,225	106,380
Goodwill	12,917	12,917
Intangible, equity method investment and other assets, net	20,244	20,925
Total assets	$196,548	$212,014
Current liabilities:
Accounts payable	$18,899	$25,088
Accrued salaries, wages and payroll taxes	4,749	6,170
Refundable deposits	4,029	5,477
Deferred revenue	5,335	2,985
Other accrued expenses	2,415	4,602
Current portion of long-term debt and capital lease obligations	816	1,731
Total current liabilities	36,243	46,053
Long-term debt and capital lease obligations, net of current portion	9,763	23,527
Other long-term liabilities	13,910	19,996
Total common shareholders' equity	136,632	122,438
Total liabilities and common shareholders' equity	$196,548	$212,014

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Nine Months Ended September 30,
	2018	2017
Cash flows from operating activities:
Net income	$4,674	$1,688
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,985	7,904
(Gain) loss on sale or disposal of Property, equipment and leasehold improvements	(549)	164
Deferred income taxes	(673)	(168)
Other, including stock-based compensation	1,264	1,851
Changes in operating assets and liabilities:
Accounts receivable, net	(676)	(4,886)
Inventories	(2,905)	1,371
Other current assets	2,360	1,124
Accounts payable and other accrued expenses	6,872	13,096
Accrued salaries, wages and payroll taxes	(1,128)	1,203
Refundable deposits	(560)	(884)
Net cash provided by operating activities	16,664	22,463
Cash flows from investing activities:
Expenditures for Property, equipment and leasehold improvements	(6,216)	(16,170)
Proceeds from sale of Property, equipment and leasehold improvements	22,998	95
Investment in Wynwood	—	(2,101)
Restricted cash from sale of Property, equipment and leasehold improvements	515	—
Net cash provided by (used in) investing activities	17,297	(18,176)
Cash flows from financing activities:
Principal payments on debt and capital lease obligations	(520)	(483)
Net repayments under revolving line of credit	(22,199)	(3,922)
Proceeds from issuances of common stock	427	98
Tax payments related to stock-based awards	(92)	(17)
Net cash used in financing activities	(22,384)	(4,324)
Increase (decrease) in Cash, cash equivalents and restricted cash	11,577	(37)
Cash, cash equivalents and restricted cash, beginning of period	579	442
Cash, cash equivalents and restricted cash, end of period	$12,156	$405

Craft Brew Alliance, Inc.
Select Financial Information on a Trailing Twelve-Month Basis
(Dollars in thousands, except per share amounts)
(Unaudited)

	Twelve Months Ended
	September 30,
	2018	2017	Change		% Change
Net sales	$208,165	$207,294	$871		0.4%
Gross profit	$68,773	$63,792	$4,981		7.8%
As percentage of net sales	33.0%	30.8%	220	bps
Selling, general and administrative expenses	60,423	60,233	190		0.3%
Operating income	$8,350	$3,559	$4,791		134.6%

Net income	$12,509	$1,764	$10,745		609.1%

Income per share:
Basic	$0.65	$0.09	$0.56		622.2%
Diluted	$0.64	$0.09	$0.55		611.1%

Total shipments (in barrels):
Core Brands	724,100	738,000	(13,900)		(1.9)%
Contract Brewing	25,300	19,900	5,400		27.1%
Total shipments	749,400	757,900	(8,500)		(1.1)%
Change in depletions (1)	(2)%	(2)%

(1)	Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Supplemental Disclosures Regarding Non-GAAP Financial Information

Craft Brew Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net income
(In thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Net income	$61	$1,751	$4,674	$1,688
Interest expense	107	179	348	533
Income tax provision (benefit)	(194)	1,067	1,600	758
Depreciation expense	2,521	2,371	7,713	7,709
Amortization expense	77	65	272	195
Stock-based compensation	371	391	1,058	945
Loss on disposal of assets	(55)	18	(549)	164
Adjusted EBITDA	$2,888	$5,842	$15,116	$11,992

CBA has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by management. We define Adjusted EBITDA as net income (loss) before interest, income taxes, depreciation and amortization, stock-based compensation and other non-cash charges, including net gain or loss on disposal of property, equipment and leasehold improvements. We use Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.
As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income (loss) as an indicator of operating performance, or net cash provided by (used in) operating activities as an indicator of liquidity. The use of Adjusted EBITDA instead of net income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of our indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain our operations. We compensate for these limitations by relying on GAAP results. Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income (loss) and net cash provided by (used in) operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income (loss).